INVEST IN **COMMODORE HOSPITALITY, INC**

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Invest in your travel and travel through your investment

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🏛 Investor Perks: $250, $500, $1K, $2K, $3K, $5K, $10K, $20K, $30K

Highlights

1. Invest one time and enjoy annual, recurring room credits to use at any of our Commodore hotels

2. Reap the benefits of real estate investment by receiving your share of hotel cashflows

3. Become a part of an industry that has historically been reserved for the ultra-wealthy

4. Own investments tied directly to commercial real estate located in the South Central United States

5. Enjoy our revolutionary perks which can include lifetime status, rooms named after you, and more

6. Experience Instagrammable hotels that have the authentic feel and culture of the cities they are in

7. Place your confidence in founders with over 23 years of commercial real estate experience



COMMODORE COLLECTION

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE



We are Innovators.
We are Investment Specialists.
We are Hotel Industry Professionals.
We are Real Estate Investing Experts.
We are The Commodore Collection.

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE

Commodore Hospitality, Inc.

Executive Summary

How are funds raised: Crowdsourced
Minimum Investment: $250
Targeted Fund Size: $75 million

About Commodore Hospitality, Inc

Commodore Hospitality, Inc is an investment vehicle that will allow you to invest and travel simultaneously. We help you make the most out of your investment by providing top of the line hospitality benefits and amenities. This is possible by allowing investors the unique opportunity to invest in hotels and not only earn their share of appreciation and cashflow, but also earn credits every year that can be used to stay at any hotel across the Commodore Collection portfolio.

Commodore Hospitality, Inc uses the crowdfunding website Wefunder.com as the investing platform to raise capital. Wefunder is the leading equity crowdfunding platform and has built out a platform that makes the investment process easy to use. We intend to use raised capital to acquire, renovate, and operate hotels across the United States with our first fund focused on the South Central region.



COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE

Our Vision



What We Do

Commodore Hospitality, Inc will acquire, renovate and manage hotels in the South Central United States. This will be our first of many investment vehicles to build our portfolio of hotels across the country under The Commodore Collection flag. Our goal is to put boutique hotels in destination cities, whether for business or leisure.



Impact on the Industry

We think that the hospitality industry, as well as the commercial real estate as a whole, needs to be overhauled. Commercial real estate has historically been reserved primarily for the ultra-wealthy elite. We want to bring the opportunity to be a part of this industry to a larger crowd. Our plan is to allow investors to invest and travel simultaneously.



Investor Perspective

The Commodore Collection aims to combine an investment opportunity with the benefits of being able to travel. We want our investors to experience their investment hands-on and get the most out of a hotel that they partially own.



Experience

Through their work at 3E Management, LLC and affiliated companies, Eric Bergin and Chris Biesanz have underwritten over $15 billion in real estate transactions for their private equity clients with a large emphasis on hotels. In addition, they have worked with numerous hotel owners and operators, helping those companies acquire hotels and manage their hotel portfolios more efficiently.









COMMODORE HOSPITALITY, INC.

INVESTOR SHAREHOLDERS
COMMODORE HOSPITALITY, INC.
MANAGER
COMMODORE COLLECTION, LLC
GENERAL PARTNER
COMMODORE HOSPITALITY OPERATIONS, LP
3RD PARTY HOTEL OPERATOR
PROPERTY SUBSIDIARY
PROPERTY SUBSIDIARY
PROPERTY SUBSIDIARY
PROPERTY SUBSIDIARY
COMMODORE ASSET MANAGEMENT, LLC

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A Hotel That Compliments Your Lifestyle.
COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE

The Commodore Funds

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Name of Fund:	Commodore Hospitality, Inc
Type of Fund:	Regulation A + SEC Crowdfunding Raise
Brand:	The Commodore Collection
Fund Managers:	An entity controlled by Eric Bergin & Chris Biesanz

Perks

The investor group will be entitled to their investor perks according to their investment tier.

Ownership

The investor group will also become partial owners of a hotel portfolio once they make their initial investment.

Rewards

Investors will receive exclusive benefits according to their reward system status.

We hope to bridge the gap between investing and traveling to cater to the lifestyle of our potential investors.

Locations - The Commodore Collection Standard

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When choosing which hotel locations we want to acquire, our team will coordinate with our network of brokers and ensure acquisition decisions are based on metrics supported by real estate fundamentals. Our target locations are metropolitan statistical areas (MSAs) with populations greater than 1 million or destination cities.


Santa Fe
Albuquerque
Amarillo
Oklahoma City
Tulsa
Little Rock
Hot Springs
DFW
Shreveport
El Paso
Austin
Houston
San Antonio
Galveston
New Orleans

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Investor Loyalty

Our Investors will be our partners, and we hope that our partners will be motivated to share The Commodore Collection's hotels with friends and family in order to bring in a large number of hotel guests to ensure the success of our portfolio.

Spread the Word!

Encourage your family and friends to stay at your hotels.





Boutique Hotels

An experience catered to you.

As you travel for business or for pleasure, you still want to be able to enjoy the interesting places with great design that offer local flair.

Boutique hotels allow travelers to indulge in the conveniences that a local hotel has to offer but with a personalized experience. Boutique hotels have a local, independent feel that established brands cannot offer.



Soft Brand Hotels

Unique design and ambiance for you to experience.

A soft-branded hotel primarily relies on its own identity rather than that of a franchise or "brand." However, it benefits from the connection to the global distribution system (GDS) and central reservation system (CRS) among other resources for support.

There are several advantages to soft brand hotels including less "brand" requirements and more creative independence from a design perspective. Soft brands have seen impressive growth and financial performance over the past decade.







COVID-19 Impact

Staying Healthy. Supporting Others.

The safety of our hotel guests, hotel staff, and Commodore Hospitality investors is our top priority. Our team is prepared to follow and enforce CDC guidelines to ensure the safety of the Commodore Community.

With the financial challenges COVID-19 has brought upon many, we hope that this investment opportunity will help support the economy and the community around us.


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Indulge in the benefits of your investment.
COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE

Investment Tiers

Benefits of your contribution

	TIER 1 $250-$499	TIER 2 $500-$999	TIER 3 $1,000-$1,999	TIER 4 $2,000-$2,999	TIER 5 $3,000-$4,999	TIER 6 $5,000-$9,999	TIER 7 $10,000-$19,999	TIER 8 $20,000-$29,999	TIER 9 $30,000+
ANNUALLY RECURRING CREDIT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	33% OF INVESTMENT	$1200	$1200	$1200	$1200	$1200
LIFETIME STATUS	-	BRONZE	SILVER	GOLD	PLATINUM	PLATINUM	DIAMOND	DIAMOND	DIAMOND
NAME ON FOUNDERS WALL					◇	◇	◇	◇	◇
2 BEVERAGES PER NIGHT						◇	◇	◇	◇
2 NIGHT STAY AT ANNUAL OWNERS' MEETING							◇	◇	◇
UPGRADED ROOM NAMED AFTER INVESTOR AT A CC HOTEL							◇	◇	◇
UNLIMITED DRINK ANY NIGHT AT ANY CC HOTEL								◇	◇
1 WEEK ALL EXPENSES PAID TRIP FOR 2 AT CC HOTEL OF CHOICE									◇
1 ON 1 DINNER WITH FOUNDERS									◇

The Commodore Collection Reward System

	BRONZE	SILVER	GOLD	PLATINUM	DIAMOND
INVESTMENT TIER LEVEL OR NUMBER OF STAYS TO QUALIFY:	Tier 2 10 Paid Stays	Tier 3 20 Paid Stays	Tier 4 30 Paid Stays	Tier 5 40 Paid Stays	– 50 Paid Stays
WATER BOTTLE AT CHECK-IN	◇	◇	◇	◇	◇
2PM LATE CHECKOUT	◇	◇	◇	◇	◇
10% OFF ON ROOM RATE	◇	◇	◇	◇	◇
1 FREE ALCOHOLIC BEVERAGE PER STAY		◇	◇	◇	◇
4PM LATE CHECKOUT			◇	◇	◇
VALET SERVICE			◇	◇	◇
15% OFF ON ROOM RATE			◇	◇	◇
INVESTOR POLO SHIRT				◇	◇
20% OFF ON ROOM RATE				◇	◇
$100 CC GIFT CERTIFICATE					◇
20% OFF ROOM RATE					◇

Acquisition Decisions

Proprietary Scorecard

Building on our experience of modeling hotels over the last 16 years, we have built a proprietary scorecard to ensure acquisition decisions are based on metrics supported by real estate fundamentals. We will use our proprietary scorecard to ensure the best hotel acquisition every time. Some of the metrics on our scorecard include number of rooms, year 5 EBITDA margin, rooms reserved for investors in year 5, and cost per room after renovations.





Funding

Investment Minimum: $250
Maximum raise: $75,000,000

We will utilize the WeFunder investment portal to crowdsource our $75 million in capital to acquire hotels primarily in the South Central region of the United States. Due to the nature of Reg A+ crowdfunding, we will be able to perform rolling closes during the capital raise that will allow us to start acquiring hotels before our maximum investment has been met. There is no maximum number of investors in this raise, and we encourage all eligible investors to invest, no matter what their investment size is.





FAQs



Q&A
Answers to frequently asked questions.

◆ What does your company do?

Commodore Hospitality, Inc will acquire, renovate, and operate hotels in the South Central United States. We are looking at hotels in cities like such as Austin, New Orleans, Dallas, Ft. Worth, San Antonio, and Houston. This will hopefully be our first of many investment vehicles to build a portfolio of hotels across the country under The Commodore Collection flag. Our goal is to put boutique hotels in cities where people actually want to go, whether that is for business or for leisure.

◆ How will investors make money?

Investors will get their return in a variety of ways. Primarily, our investors will receive annual, renewing credits which will be determined by the amount they invest. Additionally, the investor group will be entitled to their pro rata share of **40% of the cashflow from operations** of the hotels. The better the hotel cashflows, the better the distributions to the investors. Finally, when a hotel is disposed, 100% of the cashflow from that **sale** will go to repay any outstanding capital of the investors. After capital has been fully returned, our investors will be entitled to their pro rata share of **20% of the additional profits from the sale.**

◆ How will you ensure enough rooms are available for the investors to use their credits?

For every hotel we evaluate, we will run a series of formulas to ensure that based on the equity allocated to that hotel, there will be enough rooms in a year for our investors to use their credits fully. We have partnered with leading software providers which will allow us to block off enough rooms to ensure that every hotel can accommodate our investors.



Q&A
Answers to frequently asked questions.

◆ Why will guests choose to stay at The Commodore Collection Hotels rather than a more established brand?

We want to make people's stays at hotels more of an experience rather than just a room to stay overnight at. With every hotel we purchase, we plan to renovate them to add the authentic local feel and culture of each city where the hotel is located. Some ideas include bringing in local artists to paint murals within the hotel, having local cuisine, and in some hotels, building out an all-inclusive club level. We want our hotels to be destinations that people want to be a part of, not just another white box with some pictures on a wall.

◆ What does the underwriting process look like?

Building on our experience of modeling hotels for large and small private equity firms for the last 16 years, we have built a proprietary scorecard to ensure acquisition decisions are based on metrics supported by real estate fundamentals. We have relationships with a number of brokers who bring us marketed or off-market acquisitions that fit our criteria. When we receive an opportunity, we analyze the market, competitive set, STR reports, renovation needs, ADR, occupancy, etc. and model it into our proven and tested underwriting model. We evaluate every hotel with the intention of providing **at least a 4% dividend annually** to our investors. Although this dividend is not guaranteed, we are structuring the fund so that we as the GP do not get paid until our investors get paid. Each hotel is rated using the scorecard to help in our decision making. We then present the opportunity to our 8 full-time employees to provide an objective look with Mr. Bergin and Mr. Biesanz needing to unanimously approve each acquisition.



Q&A
Answers to frequently asked questions.

◆ Will you expand outside of the South Central United States?

Yes, although our first fund will be focused on the region we call "our backyard", we do have plans to raise additional funds to expand into different regions. but Currently, we are 100% focused on the South Central acquisition opportunities. The beauty of our setup is that future Commodore investment vehicles will put their hotels under the Commodore flag which will allow investors to use their credits at any hotel across the country that operates in the fund family under the Commodore flag.

◆ Why did you choose this idea?

We think that the hospitality industry as well as the commercial real estate as a whole needs to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd. Growing up, our family always had to choose between investing and traveling. We hope to bring something to the world to change that dilemma.

◆ Do you have experience with real estate investment vehicles?

Yes, The Co-Founders have a large selection of fund clients (total Assets Under Management of more than $6.4 billion) who have hired them to run their fund models, calculate distribution waterfalls, or advise them on fund structuring. Mr. Bergin has guest lectured at Harvard Business School since 2012 and guest lectured at Stanford Graduate School of Business from 2012 – 2015 on Private Equity Real Estate Fund Management.

◆ Where will your company be in 5 years?

Five years down the road we hope to have our capital fully developed, hotels within the portfolio renovated, and hotels stabilized and cash-flowing. Ideally, we would also be investing our second fund to add additional hotels to the portfolio which will give our investors even more destinations to travel to.





Welcome to the Team.



Eric Bergin

"We think the hospitality industry, as well as commercial real estate as a whole, needs to be overhauled. We want to bring the opportunity to be a part of this industry to the crowd."

Eric Bergin formed 3E Management, a private equity consulting firm, in 2016. He then founded Top Shelf Models in 2019 and Top Shelf Academy in 2020. Prior to forming these three companies, Mr. Bergin was Director at Rockpoint Group, where he was responsible for the Finance Group, as well as acquisitions, asset management, and investor reporting activities. Prior to Rockpoint, he was an associate at PricewaterhouseCoopers, where he had responsibilities in the financial advisory services group. Mr. Bergin graduated from Southern Methodist University.



Chris Biesanz

"Growing up, my family had to make the conscious choice of do we want to travel or do we want to save our money? I want to try to eliminate that dilemma for as many people as I can."

Mr. Biesanz holds a Bachelor of Science degree in Accounting as well as a Master of Science degree in Finance. Prior to joining 3E Management, Chris had been actively involved in the private fund industry in a variety of capacities including back office accounting, middle office operations, partnership allocations, audit support, and general fund consulting.



Any Questions?

We're always here for you.
eric@thecommodorecollection.com
chris@thecommodorecollection.com

 @thecommodorecollection

 @thecommodoreco

 The Commodore Collection

 www.thecommodorecollection.com

COMMODORE HOSPITALITY, INC. | WALK IN LIKE YOU OWN THE PLACE

OVERVIEW   **UPDATES** 1   **WHAT PEOPLE SAY** 1   **ASK A QUESTION**

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March 2021 Newsletter

 **Christopher Biesanz** on Mar 26
CEO/Co-Founder @ Commodore Hospitality, Inc

♡ Delfina Witis Hughes



What Investors Say

 **Tyrone Evans**

Great idea!!

 **Wefunder is a Public Benefit Corporation.
We're here to fix capitalism.**

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